Exhibit 99.1

X Financial Reports First Quarter 2019 Unaudited Financial Results

SHENZHEN, China, May 21, 2019 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•                      Net income attributable to X Financial shareholders in the first quarter of 2019 increased by 50.2% to RMB213.6 million (US$31.8 million) from RMB142.2 million in the same period of 2018.

•                      Non-GAAP1 net income attributable to X Financial shareholders in the first quarter of 2019 increased by 39.4% to RMB255.8 million (US$38.1 million) from RMB183.5 million in the same period of 2018.

•                      Net revenue in the first quarter of 2019 decreased by 1.6% to RMB776.4 million (US$115.7 million) from RMB788.7 million in the same period of 2018.

•                      Income from operations in the first quarter of 2019 increased by 11.7% to RMB279.1 million (US$41.6 million) from RMB249.8 million in the same period of 2018.

•                      Basic and diluted earnings per American depositary share (“ADS”) 2 in the first quarter of 2019 were RMB1.40 (US$0.21) and RMB1.32 (US$0.20), respectively, compared with RMB1.02 and RMB0.94, respectively, in the same period of 2018.

•                      Non-GAAP net income per basic and diluted ADS in the first quarter of 2019 were RMB1.68 (US$0.25) and RMB1.58 (US$0.24), respectively, compared with RMB1.30 and RMB1.22, respectively, in the same period of 2018.

First Quarter 2019 Operational Highlights

•                      Total loan facilitation amount3 in the first quarter of 2019 was RMB 9,629 million, representing an increase of 10.8% from RMB8,692 million in the same period of 2018 and an increase of 1.6% from RMB9,474 million in the fourth quarter of 2018.

•                      The loan facilitation of Xiaoying Credit Loan4 in the first quarter of 2019 was RMB7,932 million, representing a decrease of 3.7% from RMB8,239 million in the same period of 2018 and an increase of 4.1% from RMB7,620 million in the fourth quarter of 2018. Xiaoying Credit Loan accounted for 82.4% of the Company’s total loan facilitation amount, compared with 94.8% in the same period of 2018.

1  The company uses in this press release the following non-GAAP financial measures: (1) net income (loss), (2) net income (loss) attributable to X Financial shareholders, (3) net income (loss) per basic ADS, and (4) net income (loss) per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”), represents two Class A ordinary shares.

3  Represents the total amount of loans X Financial facilitated during the relevant period.

4 X Financial integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan in 2018.

•                      Total outstanding loan balance5 as of March 31, 2019 was RMB20,187 million, compared with RMB20,033 million as of March 31, 2018 and RMB20,849 million as of December 31, 2018.

•                      Total number of loans facilitated6 in the first quarter of 2019 was 1,468,270, representing an increase of 103.6% from 721,051 in the same period of 2018 and an increase of 13.3% from 1,295,541 for the fourth quarter of 2018.

•                      Average loan amount per transaction7 in the first quarter of 2019 was RMB6,558, representing a decrease of 45.6% from RMB12,055 in the same period of 2018 and a decrease of 10.3% from RMB7,312 for the fourth quarter of 2018.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of March 31, 2019 were 3.56% and 5.21%, respectively, compared with 3.54% and 5.28%, respectively, as of December 31, 2018, and 2.61% and 2.59%, respectively, as of March 31, 2018.

•                      Number of active borrowers in the first quarter of 2019 was 745,056, representing an increase of 25.8% from 592,358 in the same period of 2018 and a decrease of 13.7% from 863,067 in the fourth quarter of 2018.

•                      The amount of cumulative borrowers each of whom made at least one transaction on our platform as of March 31, 2019 was 4,580,576.

•                      Total cumulative registered users reached 25,797,200 as of March 31, 2019.

•                      Number of active individual investors8 in the first quarter of 2019 was 96,686, representing a decrease of 28.6% from 135,358 in the same period of 2018 and a decrease of 12.9% from 110,973 in the fourth quarter of 2018.

•                      The cumulative number of active individual investors as of March 31, 2019 was 477,489, compared with 332,674 as of March 31, 2018, and 454,117 as of December 31, 2018.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “I’m pleased to report a strong start to the year with a total of RMB9,629 million in loans facilitated during the quarter, RMB776.4 million in net revenue, and non-GAAP net income attributable to X Financial shareholders increasing 39.4% year-over-year to RMB255.8 million. With the worst behind us, investor sentiment is gradually improving as the market recovers and new regulations take hold and force financially weaker and fraudulent firms to shut down.”

“Regulators issued the Opinion on Classified Disposal and Risk Prevention of Online Credit Institutions, also referred to as Document No. 175, earlier this year which has forced out many market participants leaving only the strongest and most compliant standing. A well-regulated industry will provide significant future growth opportunities and generate strong borrower demand for these remaining platforms. The implementation of these new measures across our business remains on track and will significantly strengthen our overall risk controls and ability to identify prime customers and provide best-in-class personal financing solutions.”

5  Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

6  Represents the total number of transactions of loan facilitation during the relevant period.

7  Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

8  Refers to individual investors who made at least one transaction during that period on our platform.

“We continue to invest in the research and development of new products that will allow us to take advantage of the enormous future growth opportunities in China’s personal finance industry. Our recently launched revolving credit product, Xiaoying Wallet, and newly launched platform Xiaoying Online Mall that allows individuals to purchase goods online through loan installments, are performing well and expanding our user base and target market.”

“The progress we have made this quarter is strengthening our reputation in the market and improving our ability to attract more institutional investors with high-quality loans on our platform. We will continue to develop deep relationships with institutional investors to fortify our position in the market as a leading fin-tech player in China.”

Mr. Simon Cheng, President of the Company, added, “Our compliant operations and strong risk management infrastructure are allowing us to increasingly benefit from market consolidation and the enormous opportunities present in China’s personal finance industry. We will continue to work closely with relevant regulatory authorities to ensure we are fully compliant with all new regulations.”

“We are pleased to see the quality of the loans facilitated on our platform improve which reflects our strong risk management capabilities and continued investment in risk control infrastructure, including fraud detection, big data analysis, artificial intelligence, and financial modeling technologies. We are also expanding investor acquisition channels to strengthen our funding cost advantage and diversification of funding sources.”

“We remain confident in our strategy and the solid foundation we have built to drive sustainable future growth. We will continue to grow our market share and strengthen our position as a leading fin-tech player in China.”

Mr. Kevin Zhang, Chief Financial Officer of the Company, commented, “We delivered solid financial results for the first quarter of 2019, with non-GAAP net income attributable to X Financial shareholders increasing by 39.4% year-over-year.”

“Xiaoying Wallet grew significantly during the quarter, with transaction volumes of around RMB200 million and number of transactions exceeding 640,000, the majority of which took place in March 2019. Xiaoying Wallet continues to gain strong growth momentum and is expected to increasingly contribute more meaningfully to revenue and net income growth going forward.”

“We further expanded our sources of institutional funding and cooperative relationships with banks and trust companies during the quarter. For the three months ended March 31, 2019, funding from non-individual investors (mainly from financial institutions) accounts for 10.4% of total loan facilitated in the period. During April 2019, around 25% of our total new funding came from non-individual investors (mainly from financial institutions). As of April 30, 2019, the credit line for loan transactions facilitated by X Financial granted by financial institution partners was RMB10.8 billion. We expect this line of credit will grow to RMB26.3 billion during the second and third quarters of 2019 as we deepen our cooperation. We are confident in our ability to continue attracting and diversifying our low-cost funding sources with the insured high-quality loans on our platform which will support our long-term growth.”

“We made significant progress in diversifying our insurance models we deploy for our loan products. The proportion of loan products guaranteed by ZhongAn decreased to 82.7% in the first quarter from 90% in 2018 and 95% in 2017. Diversifying our insurance structures allow us to better serve and reward investors as we reduce our reliance on a single insurance provider.

“In conclusion, we are pleased with our performance this quarter in building a strong and sustainable business and will continue to improve operational efficiency to create long-term sustainable value for our shareholders.”

First Quarter 2019 Financial Results

Net revenues in the first quarter of 2019 decreased by 1.6% to RMB776.4 million (US$115.7 million) from RMB788.7 million in the same period of 2018, primarily due to a change in product mix resulting from a decrease in revenue generated by certain loans under Xiaoying Credit Loan in this quarter, which had carried a high service fee rate in the same period of 2018.

Loan facilitation service fees under the direct model in the first quarter of 2019 decreased by 2.0% to RMB626.4 million (US$93.3 million) from RMB639.5 million in the same period of 2018, primarily due to a change in product mix resulting from a decrease in revenue generated by certain loans under Xiaoying Credit Loan in this quarter.

Loan facilitation service fees under the intermediary model in the first quarter of 2019 decreased by 52.0% to RMB35.2 million (US$5.2 million) from RMB73.3 million in the same period of 2018, primarily due to a decrease in the total volume of products offered under the intermediary model as the Company shifted its strategy to focus on loan facilitation services through the direct model.

Post-origination service fees in the first quarter of 2019 increased by 408.3% to RMB73.0 million (US$10.9 million) from RMB14.4 million in the same period of 2018, primarily due to a significant increase in transaction volumes of Xiaoying Credit Loan in the last twelve months for loans with a weighted average contractual terms of 10~12 months. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the first quarter of 2019 decreased by 31.8% to RMB17.8 million (US$2.7 million) from RMB26.1 million in the same period of 2018, primarily due to the expiration of certain trusts in 2018, partially offset by newly established trusts in this quarter.

Other revenue in the first quarter of 2019 decreased by 32.1% to RMB24.1 million (US$3.6 million) from RMB35.5 million in the same period of 2018, primarily due to a decrease in guarantee revenue associated with loans facilitated under the Old ZhongAn model9, which are no longer offered to our customers from September 15, 2017.

Origination and servicing expenses in the first quarter of 2019 increased by 16.7% to RMB336.5 million (US$50.1 million) from RMB288.3 million in the same period of 2018, primarily due to an increase in collection expenses resulting from the increase in loan transactions.

General and administrative expenses in the first quarter of 2019 increased by 41.6% to RMB56.3 million (US$8.4 million) from RMB39.7 million in the same period of 2018, primarily due to an increase in share-based compensation expenses and professional service fees.

Sales and marketing expenses in the first quarter of 2019 decreased by 39.2% to RMB30.7 million (US$4.6 million) from RMB50.5 million in the same period of 2018, primarily due to a reduction in promotion and advertisement.

Provision for contingent guarantee liabilities in the first quarter of 2019 was nil, compared with RMB99.2 million in the same period of 2018, primarily because there have been no deteriorations in estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for accounts receivable and contract assets in the first quarter of 2019 increased by 8.5% to RMB66.4 million (US$9.9 million) from RMB61.2 million in the same period of 2018, primarily due to the increase in revenue of loan facilitation service and post origination service in this quarter compared with same period of 2018.

Income from operations in the first quarter of 2019 increased by 11.7% to RMB279.1 million (US$41.6 million) from RMB249.8 million in the same period of 2018.

Income before income taxes and gain from equity in affiliates in the first quarter of 2019 was RMB259.4 million (US$38.7 million), compared with RMB206.9 million in the same period of 2018.

Income tax expense in the first quarter of 2019 decreased by 23.8% to RMB49.4 million (US$7.4 million) from RMB64.9 million in the same period of 2018, primarily because the corporate income tax rate applicable to three major subsidiaries of the Company was adjusted down to 15% as these subsidiaries qualified as high tech enterprises after the second quarter of 2018.

Net income attributable to X Financial shareholders in the first quarter of 2019 was RMB213.6 million (US$31.8 million), compared with RMB142.2 million in the same period of 2018.

Non-GAAP net income attributable to X Financial shareholders in the first quarter of 2019 was RMB255.8 million (US$38.1 million), compared with RMB183.5 million in the same period of 2018.

9  Refers to the arrangement with ZhongAn prior to September 2017, under which ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default, where we at our own discretion compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected.

Basic and diluted earnings per ADS in the first quarter of 2019 were RMB1.40 (US$0.21) and RMB1.32 (US$0.20), respectively, compared with RMB1.02 and RMB0.94, respectively, in the same period of 2018.

Non-GAAP net income per basic and diluted ADS in the first quarter of 2019 were RMB1.68 (US$0.25) and RMB1.58 (US$0.24), respectively, compared with RMB1.30 and RMB1.22, respectively, in the same period of 2018.

Cash and cash equivalents was RMB1, 555.4 million (US$231.8 million) as of March 31, 2019, compared with RMB1,069.4 million as of December 31, 2018.

Business Outlook

X Financial currently expects the total loan facilitation for the second quarter of 2019 to be approximately RMB9,500 million. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, May 21, 2019 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 22, 2019:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10131224

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (1) net income (loss), (2) net income (loss) attributable to X Financial shareholders, (3) net income (loss) per basic ADS, and (4) net income (loss) per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These Non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

On February 25, 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-02, Leases, which requires lessees to record lease liabilities and right-of-use assets as of the date of adoption and was incorporated into GAAP as Accounting Standards Codification (“ASC”) Topic 842. The Company adopted the new standard prospectively effective January 1, 2019, using a modified retrospective basis method under which prior comparative periods are not restated.  As of January 1, 2019, the Company had some operating leases for its offices with the remaining contractual terms of 16~46 months. Under the terms of the lease, the Company will pay base annual rent (subject to an annual fixed percentage increase), plus fixed property management fees. The ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the Condensed Consolidated Balance Sheets. There was no cumulative adjustment to our retained earnings.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Ms. Jennifer Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2018	As of March 31, 2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,069,361	1,555,395	231,761
Restricted cash	208,346	600,611	89,494
Accounts receivable and contract assets, net of allowance for doubtful accounts	1,379,293	1,247,067	185,819
Loans held for sale	632,717	152,270	22,689
Loans at fair value	33,417	512,880	76,422
Prepaid expenses and other current assets	115,193	228,122	33,991
Financial guarantee derivative	358,250	555,562	82,781
Amounts due from related party	20,000	20,000	2,980
Deferred tax assets, net	346,648	346,648	51,652
Long term investments	287,223	291,019	43,363
Property and equipment, net	23,215	22,511	3,354
Intangible assets, net	28,400	29,990	4,469
Loan receivable from Xiaoying Housing Loans, net	128,101	123,953	18,470
Other non-current assets	6,806	66,328	9,883
TOTAL ASSETS	4,636,970	5,752,356	857,128

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	—	642,685	95,763
Guarantee liabilities	20,898	17,900	2,667
Short-term borrowings	198,000	401,000	59,751
Accrued payroll and welfare	93,464	60,658	9,038
Other tax payable	134,129	96,664	14,403
Income tax payable	312,238	305,901	45,581
Deposit payable to channel cooperators	134,042	155,371	23,151
Dividend payable	—	103,197	15,377
Accrued expenses and other current liabilities	178,701	225,203	33,557
Deferred tax liabilities	47,428	47,428	7,067
Other non-current liabilities	—	43,381	6,464
TOTAL LIABILITIES	1,118,900	2,099,388	312,819

Commitments and Contingencies
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 shares authorized, 303,614,298 and 310,614,298 shares issued and outstanding as of December 31, 2018 and March 31, 2019 respectively)	190	194	29
Additional paid-in capital	2,824,223	2,867,397	427,255
Retained earnings	640,115	750,519	111,831
Other comprehensive income	52,495	33,612	5,008
Total X Financial shareholders’ equity	3,517,023	3,651,722	544,123
Non-controlling interests	1,047	1,246	186
TOTAL EQUITY	3,518,070	3,652,968	544,309

TOTAL LIABILITIES AND EQUITY	4,636,970	5,752,356	857,128

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2018	2019	2019
	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	639,451	626,382	93,334
Loan facilitation service- Intermediary Model	73,301	35,162	5,239
Post origination service	14,363	73,007	10,878
Financing income	26,112	17,801	2,652
Other revenue	35,463	24,067	3,586
Total net revenue	788,690	776,419	115,689

Operating costs and expenses:
Origination and servicing	288,288	336,539	50,146
General and administrative	39,726	56,268	8,384
Sales and marketing	50,484	30,685	4,572
Provision for contingent guarantee liabilities	99,183	—	—
Provision for accounts receivable and contract assets	61,221	66,404	9,895
Provision for loan receivable from Xiaoying Housing Loans	—	7,460	1,112
Total operating costs and expenses	538,902	497,356	74,109

Income from operation	249,788	279,063	41,580
Interest income (expense), net	2,577	763	114
Foreign exchange loss	(8)	(873)	(130)
Change in fair value of financial guarantee derivative	(46,114)	(52,991)	(7,896)
Fair value adjustments related to Consolidated Trusts	689	33,008	4,918
Other income (loss), net	6	456	68

Income before income taxes and gain from equity in affiliates	206,938	259,426	38,654

Income tax expense	64,884	49,421	7,364
Gain from equity in affiliates	140	3,796	566
Net income	142,194	213,801	31,856
Less: net income (loss) attributable to non-controlling interests	(44)	200	30
Net income attributable to X Financial shareholders	142,238	213,601	31,826

Net income	142,194	213,801	31,856
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	14,707	(18,883)	(2,814)
Comprehensive income	156,901	194,918	29,042
Less: comprehensive income (loss) attributable to non controlling interests	(44)	200	30
Comprehensive income attributable to X Financial shareholders	156,945	194,718	29,012

Net income per ADS—basic	1.02	1.40	0.21
Net income per ADS—diluted	0.94	1.32	0.20

Weighted average number of ordinary shares outstanding—basic	280,087,342	306,025,409	306,025,409
Weighted average number of ordinary shares outstanding—diluted	301,827,674	322,662,503	322,662,503

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2018	2019	2019
	RMB	RMB	USD
GAAP net income	142,194	213,801	31,856
Add: Share-based compensation expenses (net of tax of nil)	41,212	42,199	6,288
Non-GAAP net income	183,406	256,000	38,144

Net income attributable to X Financial shareholders	142,238	213,601	31,826
Add: Share-based compensation expenses (net of tax of nil)	41,212	42,199	6,288
Non-GAAP net income attributable to X Financial shareholders	183,450	255,800	38,114

Non-GAAP net income per ADS—basic	1.30	1.68	0.25
Non-GAAP net income per ADS—diluted	1.22	1.58	0.24

Weighted average number of ordinary shares outstanding—basic	280,087,342	306,025,409	306,025,409
Weighted average number of ordinary shares outstanding—diluted	301,827,674	322,662,503	322,662,503